Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Non Renounceable Pro Rata Rights Issue

Highlights

•	Up to approximately $5.19 million (before costs) to be raised by a non-renounceable rights issue of shares.

•	One new share to be offered for every existing share held at an issue price of $0.21 per share.

•	Rights Issue is underwritten by Mercer Capital Pty Ltd.

Brisbane, Australia, 16 April 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) is pleased to announce the launch of a non-renounceable pro-rata rights issue to raise up to approximately $5.19 million (before costs) on the basis of one (1) fully paid ordinary share in the Company for every one (1) share (1:1) held at the record date by eligible shareholders at an issue price of $0.21 per share (Rights Issue). The Rights Issue is underwritten by Mercer Capital Pty Ltd.

The proceeds of the Rights Issue will be used for continued preclinical and clinical development of PG545, and continued development of PI-88. Proceeds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

Up to 24,709,097 shares will be issued under the Rights Issue. Eligible shareholders will also be able to apply for additional shares in excess of their pro-rata entitlement at the same issue price of $0.21 per share in the event of a shortfall. Shares issued under the Rights Issue will rank equally with all fully paid ordinary shares in the capital of the Company which the Company currently has on issue.

The Rights Issue is not being made under an exemption or with relief from the application of Section 606 of the Corporations Act. Shareholders with a registered address outside of Australia and New Zealand on the record date will not be eligible to participate in the Rights Issue.

Progen’s Chairman Stuart James said, “We are pleased to offer existing shareholders the opportunity to share in the next phase of research and development for the intravenous formulation of PG545 for use as an anti-angiogenic and anti-metastatic agent”.

A letter will be sent to shareholders in the next few days providing more information about the Rights Issue. Full details of the Offer, including details of the timetable, underwriting arrangement and key risks of the Offer will be set out in an Offer Document.

Outlined below is a timetable of relevant events and dates relating to the Rights Issue. These dates are indicative only and subject to change. Progen reserves the right to amend this timetable including, subject to the Corporations Act 2001 (Cth) and the ASX Listing Rules, to extend the Closing Date.

Event	Proposed Date
Announcement of Offer and application for quotation (Appendix 3B)	16 April 2013
Appendix 3B, Offer Document and notice under section 708AA given to ASX and letters to option holders and foreign shareholders sent	17 April 2013
Despatch notice to Shareholders containing Appendix 3B information	18 April 2013
Shares commence trading on “Ex” basis	19 April 2013
Record Date	7.00 pm AEST on 26 April 2013
Despatch of Offer Document and Entitlement and Acceptance Form. Notification to ASX when despatch has been completed.	1 May 2013
Opening Date	1 May 2013
Closing Date	5.00 pm AEST on 15 May 2013
Deferred settlement trading begins	16 May 2013
ASX notified of any shortfall	20 May 2013
Shortfall settled	21 May 2013
Allotment of New Shares	22 May 2013
Despatch of Holding Statements for New Shares	23 May 2013
First day of trading of Rights Shares	23 May 2013

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.